UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID (CNPJ) No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") informs the market, its shareholders, clients and employees that the Bradesco Organization and the Fidelity Group (Fidelity National Information Services, Inc., Fidelity Information Services, LLC, Fidelity Participações e Serviços Ltda.) have terminated on September 28, 2018 their joint venture in Fidelity Processadora S.A., ("Processadora"), a Brazilian company provider of credit card processing services, in which Bradesco indirectly has a stake of 49% of the share capital.

The completion of the termination is subject to certain precedent conditions, among which are the approval from regulatory authorities and compliance with applicable legal formalities.

Once the operation is completed, Bradesco will remain as sole shareholder of the Processadora, whose equity will be constituted solely by the assets and liabilities relating to the provision of services to the Bradesco Organization. The remaining assets and liabilities relating to the provision of services to third parties will be transferred to a new company, which will be 100% controlled by the Fidelity Group.

The parties, Bradesco and Fidelity Group, will maintain their association in Fidelity Serviços S.A., a company provider of call center services, collection, fraud prevention, support and other related services.

The operation is aimed at reducing processing costs, increasing the efficiency of the credit card business and will not have any impact on Bradesco's activities and customers.

This transaction does not involve financial amounts.

Bradesco counted on the financial advice of Banco Bradesco BBI S.A. and legal advice of Pinheiro Neto Advogados.

Cidade de Deus, Osasco, SP, October 1st, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina
Executive Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 1, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.